Promotora Valle Hermoso, Inc.
301 East Pine Street, Suite 150
Orlando, FL 32801

February 13, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Promotora Valle Hermoso, Inc. SEC Comment Letter dated January 21, 2009 Schedule 14C filed December 19, 2008 File No. 000-27199

Dear Sir/Madam:

We are submitting herein the responses of Promotora Valle Hermoso, Inc. (the “Company”) to the comments set forth in your comment letter dated January 21, 2009 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed a second amended Preliminary Information Statement on Schedule 14C (the “Amended Schedule 14C”).

General

1.	Requirement for Shareholder Approval. The issuance of shares by the Company in the acquisition of OJSC “494 UNR” (“494 UNR”) did not require stockholder approval.

2.	Telephone Number of 494 UNR. The telephone number of 494 UNR has been provided in the Amended Schedule 14C under the caption “Business of 494 UNR—General”.

3.
Regulatory Approvals.  With reference to Item 14(b)(5) of Schedule 14A, no federal or state regulatory approvals are required in connection with the acquisition of 494 UNR by the Company and the Amended Schedule 14C so states under the caption “Amendment of the Articles of Incorporation to be Voted On—March 24, 2008 Acquisition Agreement”.

4.
Holders of Voting Securities, Change in Control, Information as to Directors and Executive Officers. The number of shares outstanding and the number of votes to which each shareholder is entitled is disclosed in the introduction to the Information Statement, and the security ownership of management is disclosed under the caption “Security Owners of Certain Beneficial Owners and Management”, under which caption information as to the August 5, 2008 change in control of the Company is disclosed. The share exchange pursuant to which Mr. Alexei I. Kim acquired control of the Company has been also described under the caption “Certain Relationships and Related Transactions.” The description of the terms of the Agreement for the acquisition of 494 UNR has been amplified under the caption “Amendment of the Articles of Incorporation to be Voted On—March 24, 2008 Acquisition Agreement”, which includes the disclosure as to the agreement for the existing directors to resign and new directors to be elected. There was no financing in connection with the acquisition of a majority stock interest in the Company or the change in control.

The Amended Schedule 14C includes under the caption “Management” a description of director compensation and information as to: Board of Director policies; directors considered by management to be “independent”; the audit committee; procedures for director nominations and qualifications for the 2010 annual meeting of stockholders; evaluations of director nominees; shareholder communications with the Board of Directors and management; and the Company’s Code of Ethics and Conduct.

5.
Dissenters’ Rights. There are no dissenters’ rights to obtain payment of the fair value of the shareholder’s shares with respect to a change of a corporation’s name under the Colorado Business Corporation Act, and the Amended Schedule 14C so states on page 63 under the caption “Dissenters’ Rights”.

6.	Pro Forma Per Share Information. Pro forma data is not required as the financials are historical due to the reverse acquisition. Therefore, there is no comparison with historical and pro forma data.

7.
Sale of Existing Business of Company. The information requested by this comment has been provided under the caption “Amendment of the Articles of Incorporation to be Voted On—Sale of the Existing Business of the Company to Former Management” on page 6 of the Amended Schedule 14C.

Background of the Transaction, page 4

8.
Rationale for Acquisition of 494 UNR. As stated in the Amended Schedule 14C under the caption “Amendment of the Articles of Incorporation to be Voted On—Rationale of Our Board of Directors for the Acquisition of 494 UNR” in the Amended Schedule 14C on page 6, the rationale for the business combination was based on the value of  the Company acquiring a more significant operating business that would have the potential to benefit the Company’s shareholders and increase shareholder value.

Negotiations Leading to Acquisition of 494 UNR, page 4

9.
Terms of Wolf Blitz, Inc.’s Consultancy. The terms of the Wolf Blitz, Inc. consulting arrangement are disclosed under the caption “Amendment of the Articles of Incorporation to be Voted On—Negotiations Leading to Acquisition of 494 UNR” at pages 4-5 of the Amended Schedule 14C.

10.	Search for Merger Candidate. The other possible merger candidate considered by the Company’s Board of Directors is discussed under this same caption at page 4 of the Amended Schedule 14C.

11.
Disclosure as to No Board of Director Disagreement. Under this same  caption at page 6 of the Amended Schedule 14C it is disclosed that there was no Board of Director disagreement as to the proposed transaction with 494 UNR.

12.	Details of Negotiations Leading to Acquisition. More detail is provided as to the negotiations leading to the acquisition of 494 UNR under this same caption at pages 4-5 of the Amended Schedule 14C.

13.	Details as to Conversation. More detail is provided as to the conversation of Melnik Junior and Melnik Senior under this same caption at page 5 of the Amended Schedule 14C.

14.
Details of Conference Call Between Melniks and 494 UNR. More detail is provided as to the conference call between Melnik Junior and Melnik Senior and under this same caption at page 5 of the Amended Schedule 14C.

Business, page 6

15.
Business of 494 UNR. The business description of 494 UNR under “Business of 494 UNR” has been expanded under the captions “General”, “Customers”, “Competition”, “Construction Practices”, and “Sources of Materials”, and a new caption “Seasonality” has been added.

Officers and Directors, page 13

16.
Term of Directors. As stated under the caption “Management”, the directors serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

Selected Financial Data, page 16

17.	Selected Financial Data. Basic and diluted earnings per share are presented in the “Selected Financial Data” table on page 20 of the Amended Schedule 14C.

Management’s Discussion and Analysis

18.	Additional Quantitative Disclosures. Additional discussion of current and ongoing risks in the construction industry in the markets served by the Company has been included in the MD&A.

19.	Results of Operations. The discussion of the Company’s results of operations has been made more comprehensive as requested by this comment.

Liquidity and Financial Resources, page 19

20.	Sources of Liquidity. The discussion of the Company’s liquidity and sources of cash has been expanded in the Amended Schedule 14C as requested by this comment.

21.	Impairment Analysis. The Company has revised its filing and included a critical accounting policy for inventories and how the Company performs its impairment analysis under SFAS 144.

22.	Risks for Inventory. The discussion of the Company’s impairment analysis includes information on the assumptions utilized in valuing inventory.

Financial Statements

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page 23

23.	Audit Report. The Audit Report is signed in the Amended Schedule 14C.

24.
Procedures for Audit in Russian Federation. The auditors traveled to Russia for eight days to prepare the necessary documentation to complete their audit. No other auditors were involved other than Wiener, Goodman & Company, P.C.

25.
Dual Dated Audit Report. The financial statements as of December 31, 2007 reflect the historical financial statements of the acquired entity. As of the date of the audit a retroactive restatement of the Company’s historical stockholders’ equity is presented. The acquisition occurred subsequent to the December 31, 2007 and the companies were consolidated from the date of acquisition. A dual-dated report is not required for the audit period ended December 31, 2007.

26.	Audit Report Standards. The audit report is revised in the Amended Schedule 14C to state that the audit was conducted in accordance with PCAOB Auditing Standard No. 1.

Consolidated Statement of Operations, page 25

27.
Gain on Loan Repayment. The disclosure has been revised.  There was no gain recorded by the Company on the repayment of a loan. The Company recorded a realized foreign exchange gain when the loan was repaid. A realized foreign exchange gain is recorded in selling, general and administrative expenses in the Company’s consolidated statement of operations.

Consolidated Statement of Stockholders’ Equity

28.
Comprehensive Income for Each Period. The total amount for comprehensive income for each period is presented in the Company’s consolidated statement of stockholders’ equity as requested by this comment.

Notes to the Financial Statements, page 29

General

29.
Reportable Operating Segments. The Company has revised its filing and determined it has two reportable segments. The operations of the Company reflect the separate segments. The revised disclosure for segment presentation is included in the Amended Schedule 14C.

Note 1. Description of Business and Summary of Significant Accounting Policies, page 29

Revenue Recognition, page 30

30.
Revenue Recognition Criteria. The Company has expanded its revenue recognition disclosure determining a sale is not recognized until the sale is consummated, the buyers initial and continuing investments are adequate to demonstrate a commitment to pay, the seller’s receivable is not subject to subordination and the usual risks and rewards of ownership have been transferred to the buyer. EITF 06-08 has been considered but the Company recognizes revenue through the completed contract method and does not consummate the process by the percentage-of-completion method.

31.
Accounting References. The Company utilized SOP 81-1 to disclose its revenue recognition related to road coverage. The contracts are of a short duration. As a result, the revenue recognized would not differ under the percentage of completion or the completed-contract method. The disclosure has been revised in the Amended Schedule 14C.

32.
Status of Cash Advances. The Company receives a significant amount of cash advances from customers. Advances received from government agencies are non-refundable but advances received from non-government customers are refundable at the customer’s request should they not proceed with the consummation of the construction.

Receivables, page 30

33.
Information re Receivables.  Receivables are due 90 days from the date of the invoice and each customer is evaluated on their ability to demonstrate a commitment to pay. Historically, the amounts written off as uncollectible have been minimal.

Post Development Completion Costs, page 31

34.
Disclosures as to Post Development Completion Costs. Post development completion costs relate to the Company’s home building operations. The natures of those costs would be any additional work that needs to be completed after the buyer has accepted title to the property. As of December 31, 2007, the amounts were immaterial but a significant accounting policy is presented should the amounts become material in the future.

Foreign Currency Translation, page 32

35.
Disclosures as to Functional and Reporting Currencies. The foreign currency disclosure has been revised stating that the Russian ruble is the Company’s functional currency and the United States dollar is the reporting currency.

Prepaid Expenses, page 32

36.	Breakdown re Prepaid Expenses. The Company has revised the filing to break down the details of the prepaid expenses and with a disclosure of how the Company expects to amortize these amounts.

Note 2. Property, page 33

37.	Useful Lives. The Company has revised its filing in the Amended Schedule 14C disclosing the estimated useful lives for each category of property.

Note 3. Inventories, page 34

38.
Nature of Items Included in Raw Materials and Finished Goods. The Company has revised its filing in the Amended Schedule 14C clarifying the nature of the items included in raw materials and finished goods and whether these items are related to home building or road coverage operations.

Note 4. Notes Payable, page 34

39.
Material Debt Covenants. The loan arrangements contain no debt covenants or required ratios that need to be maintained. There are penalties or increases in the interest rates for a delay in payments, which can be as high as 21%.

Note 5. Income Taxes, page 34

40.	FIN 48 Tax Disclosures. The Company has revised its filing in the Amended Schedule 14C to provide all the disclosures required by FIN 48.

Note 8. Comitments and Contingencies, page 36

41.
Lease Disclosures. The leases contain no step rent provision or escalation clauses. Rental income is recognized on a straight-line base over the minimum lease term. The duration of all leases do not exceed one year.

42.	SFAS 13 Disclosures. All disclosures in the Amended Schedule 14C per SFAS13 have been revised.

Unaudited Financial Statements

General

43.
Compliance with Comments in Unaudited Financial Statements.  The unaudited financial statements in the Amended Form 10 have been revised as appropriate to address comments with regard to the audited statements.

44.	Statement of Stockholders Equity for Interim Period. A statement of stockholders equity for the interim period ended September 30, 2008, is included in the Amended Schedule 14C.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

45.	Future Filings. The comments will continue to be addressed in the Company’s filings under the Securities Exchange Act of 1934, as amended.

Item 8A.(T) Controls and Procedures, page 13

46.
Item 308T(a)—Regulation S-B. In the Company’s 2007 10-K filed by prior management, there was an error in the Item 308T Controls and Procedures section in the reference to Centerplate, Inc., as well as in the date of management’s assessment and the failure to include the reference required by Item 308T(a)(4). Prior management has confirmed to the Company that it did assess the effectiveness of internal control over financial reporting of the Company (not Centerplate, Inc.) as of December 31, 2007, not January 1, 2008.

Exhibits 31.1 and 31.2

47.
Omissions in Certifications. The Exhibit 31.1 and 31.2 certifications in the 2007 Form 10-K filed by prior management are not in the proper form; however, the material representations in paragraphs 4 and 5 of the required form of certifications are in the certifications as filed by the two certifying officers.  It would not be possible, and it would not be an accurate disclosure, for any member of current management (none of whom was an officer or director of the Company at the time of filing the Company’s 2007 10-K) to make the representations pursuant to corrected certifications in connection with filing an amendment to the 2007 10-K. Therefore, the Company believes that filing such an amendment is not appropriate. The Company will observe these comments, however, in its future filings.

48.	Future Filings. In addition, in future filings, the certifying individual’s title will not be included at the beginning of certifications.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

49.	Interim Filings. Comments Nos. 46-48 will continue to be addressed in interim filings.

Item 4T. Controls and Procedures, page 17

50.	Missing Reference in Evaluation of Disclosure Controls and Procedures. The Company will observe this comment in its future filings.

FORM 8-K/A FILED ON SEPTEMBER 3, 2008

51.
Pro Forma Financial Information. Pro forma information is not required as the Company completed its reverse acquisition and the historical statements of the acquired entity is the entity on a go forward basis. The only statements are those of historical nature and no pro forma information is required.

52.	Materiality of Sale of Former Business to Former Management. The sale of the net assets of the former business is considered immaterial.

The undersigned, Alexei A. Ivanovich, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

PROMOTORA VALLE HERMOSP, INC.

By: /s/ Alexei A. Kim
Alexei A. Kim
Chief Executive Officer